IDT CORPORATION

520 BROAD STREET

NEWARK, NEW JERSEY 07102

April 18, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:   Larry M. Spirgel
            Assistant Director

Re:	IDT Corporation Form 10-K for the fiscal year ended July 31, 2012 Filed October 15, 2012 File No. 001-16371

Dear Mr. Spirgel:

Set forth below is the response of IDT Corporation (the “Company”) to the comment, set forth in the letter, dated April 8, 2013, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended July 31, 2012, filed on October 15, 2012.

For your convenience, we have reprinted the Staff’s comment below prior to the Company’s response.

Form 10-K for the Fiscal Year Ended July 31, 2012  Consolidated Statements of Income, page F-4

1.           We note your response to comment two. You state that you intend to omit discussion of gross profit, but will continue to discuss gross margin. Because gross margin is derived from gross profit, and your measure excludes depreciation and amortization, it is considered a non-GAAP measure. Reconcile the non-GAAP measure to the most comparable GAAP measure, “gross profit” that includes the allocation of applicable depreciation and amortization in cost of revenue. To avoid placing undue prominence to such non-GAAP measure, please present and discuss it after your discussion of GAAP results of operations.

United States Securities and Exchange Commission
Attn:    Larry M. Spirgel
            Assistant Director
April 18, 2013

Response:  We are currently evaluating our options regarding disclosure of profitability.

One possible alternative would be to implement a process that will enable us to record depreciation and amortization as a component of direct cost of revenue or of selling, general and administrative expense, as applicable. We would also develop a reasonable methodology to reclassify historical depreciation and amortization to direct cost of revenue or to selling, general and administrative expense, as applicable, for comparative purposes. If we were to implement such process, we would continue to present gross profit measures which would include depreciation and amortization that is directly attributable to the generation of revenue and would therefore conform to SAB 11B (ASC 225-10-S99-8). This measure of gross profit would thus be considered a GAAP measure and no reconciliation would be necessary.  Similarly, because gross margin would be then derived from a GAAP-based gross profit measure, no gross margin reconciliation would be necessary either.

Alternatively, if we conclude that it is not cost effective to implement such a process, we would delete all gross profit and gross margin measures from our filings, and there would be thus no corresponding disclosure of non-GAAP measures.

We currently expect to be able to accomplish this for our next Form 10-Q - for the quarter ending April 30, 2013.

Thank you for your assistance in this matter.  Please feel free to contact me at (973) 438-3660 if you have any further questions regarding this matter.

Respectfully submitted, IDT Corporation

By:	/s/ Marcelo Fischer
Marcelo Fischer Senior Vice President of Finance